Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
... House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

[redacted]

08000011

Group Secretariat

RECEIVED

18th December 2007

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 18th December 2007 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

Encl

PROCESSED
JAN 07 2008
THOMSON
FINANCIAL

dlw 1/3

[S:\Carrie\VK\shares-repurchase\2007\jmh & jsh 2k71218 (repurchase).doc/p1]

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Transaction in Own Shares
Released	10:43 18-Dec-07
Number	1531K

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

The following ordinary shares of JMH were repurchased by JMH itself in the market:-

Date of repurchase:	18th December 2007
Total number of shares repurchased:	12,400 shares
Price paid per share:	US$25.00

The repurchase of shares is made in accordance with the share repurchase guidelines agreed with the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

18th December 2007

www.jardines.com

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